SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                 SCHEDULE 13G
                                (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.____________)*


                          Alexza Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    15384100
                          ----------------------------
                                 (CUSIP Number)


                                 April 27, 2007
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)
          [X]  Rule 13d-1(c)
          [_]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (3-98)

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Abingworth Management Limited

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,856,912
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH:           1,856,912
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,856,912

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

     [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


     CO
________________________________________________________________________________

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Abingworth LLP

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,856,912
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH:           1,856,912
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,856,912

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

     [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


     PN
________________________________________________________________________________

ITEM 1(a).    NAME OF ISSUER: Alexza Pharmaceuticals, Inc. (the "Issuer")

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              1020 East Meadow Circle
              Palo Alto, California  94303

ITEM 2(a). NAME OF PERSONS FILING: Abingworth Management Limited and Abingworth LLP. The foregoing individuals are collectively referred to as the "Reporting Persons."

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
              The business address for Abingworth Management Limited and Abingworth LLP is Princess House, 38 Jermyn Street, London, England SW1Y 6DN.

ITEM 2(c). CITIZENSHIP: Abingworth Management Limited is a corporation organized under the laws of England. Abingworth LLP is a limited liability partnership organized under the laws of England.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value per share ("Common Stock")

ITEM 2(e).    CUSIP NUMBER: 15384100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.       OWNERSHIP.

              (a) Amount Beneficially Owned:

                     Abingworth Management Limited is the manager of Abingworth Bioventures IV LP ("ABV IV"), Abingworth Bioventures IV Executives LP ("ABV IV Execs"), and Abingworth Bioequities Master Fund LTD ("ABE"). As of the date hereof, ABV IV is the record owner of 1,444,529 shares of Common Stock; ABV IV Execs is the record owner of 12,383 shares of Common Stock; and ABE is the record owner of 188,000 shares of Common Stock. As the manager of ABV IV, ABV IV Execs and ABE, Abingworth Management Limited may be deemed to beneficially own the shares of Common Stock held by ABV IV, ABV IV Execs and ABE.

                     Abingworth LLP is the manager of Abingworth Bioventures V LP ("ABV V"). As of the date hereof, ABV V is the record owner of 212,000 shares of Common Stock. As the manager of ABV V, Abingworth LLP may be deemed to beneficially own the shares of Common Stock held by ABV V.

                     As investment decisions for the investment funds managed by Abingworth Management Limited (ABV IV, ABV IV Execs and
                     ABE) and Abingworth LLP (ABV V) are made by investment committees comprised of substantially the same individuals, each of Abingworth Management Limited and Abingworth LLP may be deemed to beneficially own 1,856,912 shares of Common Stock, which represents the shares of Common Stock held by ABV IV, ABV IV Execs, ABE and ABV V.

              (b) Percent of Class: Abingworth Management Limited and Abingworth LLP may each be deemed to beneficially own 6.0% of the outstanding Common Stock of the Issuer.

                     The foregoing percentage is calculated based on the 30,935,151 shares of Common Stock reported to be outstanding as of May 3, 2007 as reported in the Issuer's Form 10-Q filed with the Securities Exchange Commission on May 9, 2007.

              (c) Number of shares as to which such person has:

                        (i) sole power to vote or to direct the vote: see line 5 of cover sheets.

                        (ii) shared power to vote or to direct the vote: see line 6 of cover sheets.

                        (iii) sole power to dispose or to direct the disposition: see line 7 of cover sheets.

                        (iv) shared power to dispose or to direct the disposition: see line 8 of cover sheets.

              Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 17, 2007



ABINGWORTH MANAGEMENT LIMITED


By:  /s/ JAMES ABELL
     ----------------------------------
     Name:    James Abell
     Title:   Executive Director


ABINGWORTH MANAGEMENT LLP


By:  /s/ JAMES ABELL
     ----------------------------------
     Name:    James Abell
     Title:   Member

                                                                       Exhibit 1

                                    AGREEMENT

       Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Alexza Pharmaceuticals, Inc.


Date:  May 17, 2007



ABINGWORTH MANAGEMENT LIMITED


By:  /s/ JAMES ABELL
     ----------------------------------
     Name:    James Abell
     Title:   Executive Director


ABINGWORTH MANAGEMENT LLP


By:  /s/ JAMES ABELL
     ----------------------------------
     Name:    James Abell
     Title:   Member